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                                                              EXHIBIT (a)(10)(D)


SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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                                        :
THE EZRA CHARITABLE TRUST               :
                                        :
            Plaintiff,                  :
                                        :         Index No.
            - against -                 :
                                        :
HIROMASA YOKOI, JAMES KAHL, EDWARD G.   :         CLASS ACTION COMPLAINT
                                        :         ----------------------
NELSON, ROBERT L. PURDUM, ANTONY P.     :
RESSLER, SOICHIRO FUKUTAKE, LAWRENCE    :
M. BERG, TAKURO ISODA, JAMES LEWIS,     :
ROBERT MINSKY, MAKOTO OBARA, HENRY D.   :
JAMES, BENESSE CORPORATION and          :
BERLITZ INTERNATIONAL, INC.             :
                                        :
            Defendants.                 :
                                        :
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         Plaintiff, by its attorneys, Bernstein Liebhard & Lifshitz, LLP, for its complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

         1. Plaintiff brings this action pursuant to Article 9 of N.Y. Civ. Prac. L. & R. as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Berlitz International, Inc. ("Berlitz" or the "Company").

         2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

         3. Berlitz is a corporation duly organized and existing under the laws of New York and its stock is traded on

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the New York Stock exchange under the symbol "BTZ." The Company is a language services firm engaged in language instruction and translation services.

         4. Defendant Benesse Corporation,through its wholly owned subsidiary Benesse Holdings International, Inc. (collectively "Benesse"), owns or controls approximately 76% of the Company's outstanding stock.

         5. Defendant Soichiro Fukutake is Chairman of the Board and a principal shareholder of the Company. He is also President and a director of Benesse, which was formally known as Fukutake Publishing Co.

         6. Defendant Hiromasa Yokoi is Chief Executive Officer and a director of the Company.

         7. Defendant James Lewis is Chief Operating Officer of Berlitz GlobalNET and is a director of the Company.

         8. Defendant Robert Minsky is an Executive Vice President and director of the Company.

         9. Defendant Makoto Obara is an Executive Vice President and director of the Company.

         10. Defendant Henry D. James is an Executive Vice President and director of the Company.

         11. Defendants James Kahl, Edward G. Nelson, Robert L. Purdum, Antony
P. Ressler, Lawrence M. Berg and Takuro Isoda are directors of the Company.

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         12. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owed the public shareholders of Berlitz the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

         13. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he/it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this action on its own behalf and as a class action, pursuant to Article 9 of N.Y. Civ. Prac. L. & R., on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

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         15. This action is properly maintainable as a class action.

         16. The class is so numerous that joinder of all members is impracticable. There are approximately 9,546,536 shares of Berlitz common stock outstanding, of which approximately 24% is owned by holders other than Benesse and/or directors and officers of the Company.

         17. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

         18. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Berlitz in order to benefit Benesse from the proposed acquisition of Berlitz by Benesse at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether defendants are acting on both sides of the possible going

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private transaction, thus presenting a conflict of interest, self-dealing and overreaching; (d) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

         19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class. A class action is superior to any other type of adjudication of this controversy.

         20. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

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                             SUBSTANTIVE ALLEGATIONS

         21. By virtue of its dominance and control over Berlitz, defendant Benesse, together with the individual defendants, has engaged in a plan involving acts which are grossly unfair to plaintiff and other member of the class. The purpose of the plan is to enable Benesse to acquire 100% equity ownership of Berlitz and its assets for its own benefit, and at the expense of the other Berlitz stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

         22. On December 29, 2000 Benesse announced that it had offered to purchase the approximately 24% stake in Berlitz which it did not already own for $12 per share.

         23. Because of Benesse's overwhelming control over Berlitz, all of Berlitz's directors who will be considering the offer, and the entire Board of Directors, no third party, as a practical matter, can attempt any bid for Berlitz, as the success of any such bid would require the consent and cooperation of Benesse. In fact, because of such control by Benesse, it is a foregone conclusion that the $12 per share offer will be accepted.

         24. The Company announced that it would form a "special committee" of purportedly independent directors to consider the proposal. However, given Benesse's dominance and control over the Berlitz' Board of Directors any such special

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committee would be a sham and would be incapable of protecting the interests of the Company's public shareholders.

         25. The price of $12 per share to be paid to the class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Berlitz is materially in excess of $12 per share, giving due consideration to the possibilities of growth and profitability of Berlitz in light of its business, earnings and earnings power, present and future; (b) the $12 per share price is inadequate and offers an inadequate premium to the public stockholders of Berlitz; and (c) the $12 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Benesse to "cap" the market price of Berlitz stock, as part of a plan for Benesse to obtain complete ownership of Berlitz's assets and business at the lowest possible price.

         26. The proposed bid serves no legitimate business purpose of Berlitz but rather is an attempt by defendants to unfairly benefit Benesse and its affiliates from the transaction at the expense of Berlitz's public stockholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Berlitz and its valuable assets, while permitting Benesse and its affiliates to reap huge benefits from the transaction.

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         27. By reason of the foregoing acts, practices and course of conduct,
Benesse has breached and continues to breach its duty as controlling stockholder of Berlitz and the individual defendants have breached and continue to breach their duties as directors of Berlitz, to the remaining stockholders including plaintiff and the other members of the class herein and are engaging in improper overreaching in attempting to carry out the proposed transaction.

         28. By reason of the foregoing, the individual defendants will violate their fiduciary duties to Berlitz and the remaining stockholders of Berlitz in the event that they fail to oppose the bid on the terms presently proposed.

         29. Plaintiff and the class have suffered and will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         30. Plaintiff and the other members of the class have no adequate remedy at law.

              WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

                   (1) declaring this action to be a class action and certifying plaintiff as class representative;

                   (2) enjoining, preliminarily and permanently, Benesse's offer for acquisition of the Berlitz stock

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owned by plaintiff and the other members of the class under the terms presently proposed;

                   (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;

                   (4) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                   (5) awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

                   (6) granting plaintiff and the other members of the class such other and further relief as may be just and proper.

         Dated: January 4, 2001

                                       BERNSTEIN LIEBHARD & LIFSHITZ, LLP


                                       By: /s/ Stanley D. Bernstein
                                          ---------------------------
                                          Stanley D. Bernstein
                                          Michael S. Egan
                                          10 East 40th Street
                                          New York, NY  10016
                                          Tel: (212) 779-1414

                                          Attorneys for Plaintiff

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